June 24, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	Clearwire Corporation Solicitation/Recommendation Statement on Schedule 14D-9 Filed on June 12, 2013 File No. 005-84306

Dear Mr. Orlic,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Solicitation/Recommendation Statement on Schedule 14D-9 (File No. 005-84306) (the “Schedule 14D-9”) that was filed with the Commission on June 12, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, and in light of discussions with the Staff regarding the changes described below, Clearwire is hereby filing this correspondence simultaneously with Amendment No. 2 to the Schedule 14D-9 ( “Amendment No. 2”). The Amendment No. 2 has been revised from the Schedule 14D-9 to reflect Clearwire’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2.

Background of the Offer, page 9 of the Schedule 14D-9

1.	Staff’s comment: We note that, on June 5, 2013, counsel discussed with the Special Committee the challenges to the offer that had been raised by Sprint. Please disclose in detail the substance of these discussions.

Response: The Company respectfully advises the Staff that it believes all material information necessary for a stockholder to make an informed decision has been disclosed. The Company further respectfully advises the Staff that the specific content of the discussions between the Special Committee and the Special Committee’s legal counsel on June 5, 2013, relating to the challenges to the offer that had been raised by Sprint is beyond the scope of the Company’s disclosure obligations and that disclosure of such information risks a waiver of the attorney-client privilege.

Reasons for the Recommendation of the Special Committee, page 13 of the Schedule 14D-9

2.	Staff’s comment: You disclose that publicly-available communications by Mount Kellett Capital Management LP and other significant stockholders of Clearwire suggested that such stockholders are supportive of the offer, and that this stockholder support in turn supported the belief of the members of the Special Committee that the minimum condition will be satisfied. Please revise this disclosure to indicate how the Special Committee came to this conclusion, given the apparent lack of any public statements by these parties that they intend to accept the offer. If you have had any non-public discussions with these holders, please disclose the substance of these discussions.

Response: The Company respectfully advises the Staff that, as disclosed in Amendment No. 2, the Company has changed its recommendation, and, as such, does not believe that additional clarifying disclosure regarding the Company’s prior recommendation in favor of the offer would be appropriate or required at this time.

3.	Staff’s comment: We note that the Special Committee considered as a countervailing factor and risk of the offer Sprint’s view of the legality of the offer and certain of its conditions under Delaware law and the Equityholders’ Agreement. We also note that the Special Committee also considered the risks to the company and non-tendering holders of litigation with Sprint over such matters. Please describe in greater detail the nature of these risks, and the assessment of these risks by the Special Committee and the board of directors.

Response: The Company respectfully advises the Staff that, as disclosed in Amendment No. 2, the Company has changed its recommendation, and, as such, does not believe that additional clarifying disclosure regarding the Company’s prior recommendation in favor of the offer would be appropriate or required at this time.

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran

Hope F. Cochran

Cc:	David Fox, Esq. Joshua Korff, Esq. David Feirstein, Esq.